

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 23, 2009

<u>By Facsimile and U.S. Mail</u>
Mr. Kenneth Hicks
President
Argentex Mining Corporation
602 - 1112 West Pender Street
Vancouver, British Columbia Canada V6E 2S1

> **Re:** **Argentex Mining Corporation**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2008**
> **Filed April 30, 2008**
> **Form 10-KSB/A for the Fiscal Year Ended January 31, 2008**
> **Filed April 29, 2009**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2009**
> **Filed May 1, 2009**
> **Response Letter Dated April 29, 2009**
> **Response Letter Dated June 2, 2009**
> **File No. 000-49995**

Dear Mr. Hicks:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief